UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006159

January 19, 2004

Thomas G. Berkemeyer
Associate General Counsel
American Electric Power, Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-19-2004

Re: American Electric Power Company, Inc.
Incoming letter dated December 16, 2003

Dear Mr. Berkemeyer:

This is in response to your letter dated December 16, 2003, concerning the shareholder proposal submitted to AEP by Ronald Marsico. We have also received a letter from the proponent dated December 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ronald Marsico
935 Loch Ness Avenue
Worthington, OH 43085

4904

AMERICAN®
ELECTRIC
POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

December 16, 2003

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, American Electric Power Company, Inc. ("AEP") requests confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend any enforcement action if AEP excludes a proposal submitted by Mr. Ronald Marsico (the "Proposal") from the proxy materials for AEP's 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal from its proxy materials if the proposal is contrary to the proxy rules of the Securities and Exchange Commission, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As described below, we believe the Proposal contains false and misleading information and makes material omissions in violation of Rule 14a-9.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and Exhibit 1. By copy of this letter, the proponent is being notified of AEP's intention to exclude the Proposal from AEP's 2004 Proxy Materials.

AEP plans to commence with the mailing of its definitive proxy materials on or about March 15, 2004. Accordingly, we would appreciate the Division's prompt advice with respect to this matter.

I. The Proposal

On November 4, 2003, AEP received a letter from Mr. Ronald Marsico (the "Proponent") dated October 31, 2003, requesting AEP to include the Proposal (a copy of which is attached hereto as Exhibit 1) in its 2004 Proxy Materials. The Proposal is the subject of this request for a no-action ruling.

II. Statement of Reasons to Exclude

The Proposal and supporting statement are contrary to Rule 14a-9, which prohibits false or misleading statements (Rule 14a-8(i)(3)). The Staff has recognized that a proposal or portions of a proposal may properly be excluded under Rule 14a-8(i)(3) as false or misleading because they consist of unsupported generalizations, the proponent's opinion, or missing citations. See Alaska Air Group, Inc. (March 13, 2001); The Boeing Co. (Feb. 2, 2001); Sysco Corp. (Aug. 10, 2000); J. C. Penney Company, Inc. (March 27, 2002) (excising false, misleading or unsubstantiated portions of the proposal). The supporting statement to the Proposal consists almost exclusively of unsupported generalized attacks on the professional business competence and personal integrity of the members of AEP's board of directors. Not one sentence of the supporting statement is free from at least some form of personal invective. The Proponent uses terms and concepts such as "premium", "seriously under-performing","large segment", "losses" and "bonuses", in ways that are either incorrect or cannot be tied to the numbers and information published in our Annual Report, or concepts that are not commonly used performance metrics and are therefore imprecise and misleading.

The following statements contained in the Proposal are misleading because they (i) directly or indirectly impugn the character, integrity or personal reputations of the members of AEP's board of directors; (ii) indirectly make charges concerning improper motivations of the members of AEP's board of directors without factual foundation; (iii) do not state the factual basis for their conclusions; (iv) are the Proponent's opinion; or (v) are not accompanied by proper citation or references to authority. For these reasons, the Proposal is properly excluded:

1) *Term Limits for AEP Directors (excluding the CEO and President) is a reasonable means to help protect shareholders against demonstrably poor oversight which is the record of AEP's Board since about last 1997 and which can be exacerbated by the ability of the Directors to continually re-nominate themselves.*

The phrase "demonstrably poor oversight which is the record of AEP's Board since about last 1997" is false and misleading in that it directly impugns the character and reputation of the members of AEP's board of directors. Proponent offers no objective foundation for this personal attack. The phrase "the ability of the Directors to continually re-nominate themselves" is misleading because it implies that the Proposal, if implemented, would prevent AEP's board from nominating candidates to serve as members of the board. In fact, AEP's board of directors would be required and will continue to select and present director candidates to the shareholders under the Proposal.

> 2) *My long-time and continuous ownership of AEP stock and observation of Board re-nominations and virtually sure election of the same Directors year-after-year has resulted in my conclusion that this "buddy-system" of nominee selection now has to be curtailed!*

This sentence in general and the phrase "this 'buddy-system' of nominee selection" is false and misleading in that it indirectly makes charges of improper conduct without foundation and impugns the character and reputation of the members of AEP's board of directors without foundation. This sentence alleges that the members of AEP's board of directors are motivated during the director nomination process by considerations other than their duties under corporate law, specifically a desire to hide alleged past failures through blocking new members. There is no basis for this allegation and its assertion, without foundation, impugns the character and reputation of the members of AEP's board of directors.

> 3) *Listed below are some of the more serious judgmental errors of AEP's Board in the last six years:*

The phrase "some of the more serious judgmental errors" is false and misleading in that it states the board of directors of AEP has made serious errors in judgment. This overly subjective and accusatory statement is without foundation and has no place in a shareholder communication governed by Rule 14a-9. Even if one were to agree with Proponent's unsupported generalizations, it is further misleading inasmuch as it suggests that the Proposal could have prevented or remedied a trenchant board of directors.

> 4) *An overly generous approximate $1 billion premium paid to Central & Southwest Corp. shareholders when AEP acquired the seriously under-performing CSW; with AEP now selling large segments of it.*

This sentence is false and misleading because of its numerous unsubstantiated and inaccurate assertions. For example, it does not provide any documentation for the "$1 billion premium paid" in AEP's merger with Central and South West Corporation ("CSW"), a stock for stock transaction announced in December 1997 and completed in June 2000 (the "Merger"). This sentence erroneously implies that AEP paid a cash premium in the Merger, which, in fact, was a cashless transaction. Moreover, that figure is not tied to numbers or information published in AEP's Annual Report This sentence misleadingly uses highly subjective terms to describe a premium as "overly generous" without providing any frame of reference or criteria for an appropriate premium. Similarly, this sentence misleadingly uses highly subjective terms to describe CSW as "seriously under-performing" without providing any frame of reference or criteria for evaluating the accuracy of such an assertion.

Furthermore, this sentence falsely states that AEP is selling "large segments" of CSW. The Proposal does not explain what constitutes a "large segment". AEP is, in fact, seeking bids to sell the generation assets of one of the four integrated utilities formerly owned by CSW and acquired by AEP through the Merger. While it is unclear, given the vague reference in the Proposal, if this is the "large segment" that Proponent wishes to refer to, the book value of these assets is less than the book value of the retained assets for the relevant utility. When one considers that CSW also owns three other utilities, none of which is selling any segments, it is clear that these assets cannot compose a "large segment" of CSW. Finally, this sentence erroneously asserts that AEP is selling such assets because they were "seriously under-performing". Rather, AEP is seeking bidders for these assets in order to comply with the electric utility restructuring legislation enacted by Texas, the jurisdiction in which the relevant utility operates.

> 5) *Strong AEP endorsement of electricity de-regulation (with its resulting major and expensive changes in the basic AEP corporate structure) despite the predictability of its likely dismal failure; which failure I virtually foretold in writing to AEP's Board about 5 years ago and that has now occurred!*

This statement is vague, confusing and misleading. It is vague and confusing because it is not clear what the Proponent means or is referring to in using the following terms: "strong endorsement", "electricity de-regulation", "major and expensive changes", "predictability of its likely dismal failure" and "has now occurred." It is misleading inasmuch as it implies that the various steps AEP took and is taking to comply with the electricity restructuring laws and regulatory initiatives enacted at the federal level and in certain of the jurisdictions in which AEP operates were and are "serious judgmental errors" of the board of AEP. Electricity restructuring legislation has been enacted by several of the states in which AEP's utility subsidiaries operate. It is simply not appropriate to permit the Proponent to use a shareholder communication to advocate that AEP should refuse to obey the laws and regulations of the various jurisdictions in which it operates.

> 6) *A misguided, major, and expensive cultural change of the "old-AEP" to the "new-AEP" that has now been virtually abandoned.*

This statement is vague, confusing and misleading because it is not clear what the Proponent means or is referring to in using the following terms: "old-AEP", "new-AEP" and "has now been virtually abandoned."

7) *A "fad" induced expansion of AEP's business to overseas adventures in England, Australia, and South America with recent abandonment of these same ill-advised "investments" resulting in major losses to shareholders of roughly $2 billion. Ironically, I even forecast (via letter to the Directors) the likelihood of failure of these risky foreign undertakings!*

This statement is false and misleading because it implies that AEP's overseas investment decisions were improperly motivated and it states that the investments resulted in losses of approximately $2 billion without identifying the investments involved or providing citation. AEP has invested in energy businesses located outside the U.S. before and after the Merger. CSW invested in energy businesses located outside the U.S. before the Merger, which AEP inherited. AEP has disposed of some of these investments and retained others, each with its own business profile, operating results and outlook. Proponent cites no basis for stating losses of approximately $2 billion and that figure is not tied to numbers or information published in AEP's Annual Report. Any presentation of losses should at the very least be accompanied with a presentation of gains or ongoing revenues or earnings of that and other overseas investments. A flat assertion of losses is without foundation and is misleading unless placed in context of other financial information. Further, the statement implies that the decisions to invest in these energy businesses were "fad-induced", or, apparently, a desire to appear fashionable. This allegation is false; it cannot be supported and impugns the character and reputation of the members of the AEP board of directors.

8) *More "fad" driven judgments relative to a major expansion into the energy-trading arena which has also effectively been discarded with many negative consequences and costs including approximately $75 million in bonuses to four energy-trading executives who then departed!*

This statement is vague, confusing and misleading because it is not clear what the Proponent means or is referring to in using the following terms: "a major expansion into the energy-trading arena", "effectively been discarded" and "with many negative consequences and costs." Like most electric utilities, AEP's subsidiaries transact in energy commodities. Last year AEP announced that it was exiting energy commodities markets in which it did not own assets. In public presentations made to securities analysts, AEP has stated that energy commodities transactions in markets in which it did not own assets amounted to approximately 1% of AEP's consolidated revenues last year. While this is a very brief description of AEP's involvement in energy commodities markets, it is impossible to determine if this summary responds to the allegations in the Proposal—certainly no part of this description can be accurately characterized as a "major expansion ... which has ... effectively been discarded." Similarly, it is unclear if "many negative consequences and costs" refers to "the major expansion" or that it "has ... effectively been discarded." Because neither is an accurate statement, it follows that using the term "many negative consequences and costs" cannot be supported.

Finally, the phrase "$75 million in bonuses to four energy-trading executives who then departed" lacks factual foundation. That figure is not tied to numbers or information published in AEP's Annual Report.

> 9) *A costly and belated recognition that AEP's future depends on its old "core-business" that served the shareholders quite will before its conversion to the "new-economy" and the "new-AEP"*

This statement is vague, confusing and misleading because it is not clear what the Proponent means or is referring to in using the following terms: "core-business", "new-economy" and "new-AEP." Further, even if the references were clear, Proponent has not offered any support for what he describes as "a costly and belated recognition." These pejorative terms are entirely unwarranted, particularly when asserted without foundation, and serve only to impugn the character and cast aspersion on the professional competence of the members of the AEP board of directors.

> 10) *The most recent assault on AEP shareholders was the Board's decision to cut the long-standing dividend by 40% starting in the second quarter of 2003! This major dividend cut likely resulted from the above-described (and other) Directors' oversight failures.*

The phrase "the most recent assault on AEP shareholders" is false and misleading because it implies that the AEP board of directors, in choosing to lower the dividend distributed to AEP's shareholders, desired to injure the shareholders of AEP. This is both false and it impugns the character of the members of the AEP board of directors by suggesting they would be motivated by considerations other than their duties under corporate law. Similarly, the phrase "resulted from the above-described (and other) Directors' oversight failures" is false and misleading. As detailed in this letter, each of the "above-described ... failures" is, in fact, false, inaccurate or too vague and/or confusing to appropriately be included in a shareholder communication. The phrase "oversight failures" is false and misleading inasmuch as no oversight failure has been objectively established. Accordingly, reference to "oversight failures" impugns the character and reputation of the members of AEP's board of directors without foundation.

III. <u>Conclusion</u>

Based on the foregoing, AEP requests that the Division confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from AEP's 2004 Proxy Materials. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Division does not agree with AEP's position or has questions or requires additional information, we would appreciate an opportunity to confer with the Division prior to the issuance of a formal response. Please call me at (614) 716-1648 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Thomas G. Berkemeyer
Assistant Secretary

RECEIVED

2004 JAN -5 PM 4:58

VIA EXPRESS MAIL

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
614-832-7253 (Cell Phone #)

December 31, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549

Subject: American Electric Power Company, Inc.; (AEP) File No. 1 – 3525
Shareholder Proposal Recommended By Ronald Marsico, Oct. 31, 2003

Dear Madam or Sir:

This is my response to and rebuttal of the American Electric Power Company, Inc. 12/16/03 letter (enclosed) to the SEC from Thomas G. Berkemeyer (Assistant Secretary of AEP) relative to the subject shareholder proposal (enclosed).

In their letter, AEP requests your confirmation that your Staff "will not recommend any enforcement action if AEP excludes a proposal submitted by Mr. Ronald Marsico (the "Proposal") from the proxy materials for AEP's 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials")".

Before your Office responds to AEP's request, it is entirely appropriate that you factor my response and rebuttal into your considerations prior to making any decision on their request.

My arguments will be given in three parts: First, some General observations about AEP's overall objections to my proposal. Second, a point-by-point rebuttal of AEP's "Statement of Reasons to Exclude". Third, my Conclusions.

I. GENERAL

1. It is reasonable to assume that the entire December 16, 2003 letter from AEP was sent to the SEC with the approval of AEP's Board of Directors. If this assumption is not correct, then the SEC needs to find out why such an AEP diatribe against one of their loyal and long-time shareholders did not receive prior Board approval.

2. AEP's assertion that "we believe the Proposal contains false and misleading information" is libelous towards myself because AEP's statements are untrue and are intended to defame me in the eyes of the SEC in order to unfairly influence the SEC relative to their no-action request. Anyone reading AEP's letter would certainly understand that AEP is really accusing me of being a liar.

3. In fact, my shareholder proposal and the Supporting Reasons would not contain any "materially false or misleading statements in proxy soliciting materials" as are prohibited by SEC Rule 14a-9. Factual evidence to support this is described in my Rebuttal Section of this letter. I am not in the habit of inventing fictions to make a point. Quite the contrary, my long career is replete with occasions in which I have prevailed in various disagreements by presenting the facts of the issue under discussion.

4. AEP certainly knows that the maximum 500-word limit for shareholder proposals is the reason that I did not include "factual foundation" or "factual basis" in my Supporting Reasons. If AEP is agreeable to a waiver of that limit, I would be pleased to include the later described supporting facts in my Proposal. There is no doubt that AEP will oppose this suggestion.

5. AEP's assertion that "not one sentence of the supporting statement is free from at least some form of personal invective" is simply wrong. At no time did I single out one Director for my valid criticisms of the Board. In the last paragraph of my Supporting Reasons, I mention "Directors" and "their collective performance (emphasis added now). This is entirely appropriate, since it is the entire Board that is answerable to the owners of the Corporation, of which I am one!

6. Importantly, the SEC should take note that at no point in their letter did AEP categorically deny any of my Supporting Reasons. Rather, they rely on the specious argument that I didn't provide "foundation" knowing full well that their zealous adherence to the 500-word limit effectively eliminates any such "factual foundation" possibilities from the Proposal.

7. In an official letter to the SEC, AEP should be a little more careful about precision when they quote me. In the third sentence of the first paragraph of my Supporting Reasons, I used the phrase "......about late 1997"; AEP's letter erroneously quotes me as using the phrase ".....about last 1997" (my emphasis added). Also, on their Page 6, AEP again misquotes me when they state, "...quite will", when the actual phrase was "...quite well" (my emphasis added).

8. With regard to AEP's claim that I engage in "personal invective" and "personal attack" against AEP's Directors, they are wrong on several counts: First, Webster's Dictionary defines personal as "denoting person" (singular, not plural)! Second, on the three occasions that I have exercised my shareholder right to have a proposal placed in proxy materials (one success and one failure thus far), in my comments/questions at five Annual Meetings, in some conversations that I have had with several Directors prior to some Annual Meetings, and on another occasion with the Chairman, I have kept my writings and words on a non-personal and professional basis. If anyone doubts this statement, I suggest that you check with Directors Hudson, Brooks, Howell, DesBarres, and Draper. Just because I write or speak candidly, frankly, and factually as a long-time and continuous AEP shareholder (38 years) does not mean that I have a personal animosity against any one of the Directors. I am a very concerned shareholder trying to improve things!

If AEP wants to see real "personal invective" relative to AEP, I refer them to two chat-room e-mails on AEP's own web-site dated 12/12/03 at 2:46 PM and 5:29 PM

Eastern Standard Time. I choose not to enclose them in this letter for reasons that will be obvious when reading these e-mails.

9. Finally, the stock market (as the most definitive measure of the AEP Board's performance over the last six years) strongly reinforces my own opinions about the obvious failures of AEP's Board. More specifics about this fact are given below.

II. REBUTTAL OF SPECIFIC ALLEGATIONS MADE BY AEP IN THEIR "Statement of Reasons to Exclude".

The following financial facts about AEP from late 1997 to the present will prove, in uncomplicated terms, the validity my "demonstrably poor oversight....." comment.

A. In December 1997, the Dow-Jones Utility Index (it includes AEP) was at 273 and the AEP stock price was at $52 per share. As reported in USA Today on 12/31/2003, on Dec. 30, 2003 this same Index stood at 267.7 and the AEP stock price was at $30.51 per share. Therefore, (in this six-year period) while this key electric utility peer Index decreased by only 2.0%, AEP's stock price has decreased by 41.3%! – a 20 times greater decrease! How can anyone (with a straight face) assert that my "demonstrably poor oversight....." comment is "false", as AEP has done? The answer is, they can't and they should not have!

As the highest authority in AEP's Corporate Governance, the Board of Directors must accept ultimate responsibility for this performance, which I have fairly described as "poor"!

B. Standard & Poors also has a Utility Index (it included AEP & CSW) which in 1997 consisted of 26 companies. In late 1997, AEP was rated at #4 (with #1 being the best rating)---near the best of this Index! Central and Southwest Corporation, on the other hand, (with which AEP announced a "merger" in December 1997) was rated at #23 (with #26 being the worst rating)---near the worst of this Index!

In Dec. 1997, AEP stock was at $52/share and CSW was at $26/share. Based on the stock market's own evaluation of each company's performance, the most obvious and fair "stock transaction" would have been 0.5 shares of AEP stock for each 1.0 share of CSW stock, especially considering the very wide S&P rating disparity existing between AEP and CSW. So much for the obvious. AEP's Board agreed to a "stock transaction" of 0.6 shares of AEP stock for each 1.0 share of CSW stock. Based on the comparable stock prices for both companies in 12/1997, AEP effectively "paid" $31.20/share in equivalent dollar value. This amounted to a $5.20/share "premium" to CSW shareholders for the privilege of joining a much higher S&P rated company. Good for them, but bad for AEP shareholders!

Based on approximately 213,000,000 outstanding shares of CSW, one easily arrives at the approximate $1 billion "premium" to CSW shareholders that I claimed and which AEP so frivolously accuses me of falsifying!

Ironically, in their 1/10/02 Edition of AEP's Biweekly News Letter AEP TODAY, they reported a S&P Utility Group Rating of an unbelievably low # 26 for AEP in Aug. & Sept. 1999. On 3/6/02, (in this same Biweekly), they reported a similarly poor # 25 Rating in Nov. & Dec. 1999. Apparently, the financial rating people were beginning to realize just how "under-performing" a company CSW had been (together with other AEP problems) and dramatically down-rated AEP from that of Dec. 1997.

The above citation of facts certainly further demonstrates the poor oversight of AEP's Board. It also amply supports my characterization of "an overly generous approximate $1 billion paid to Central & Southwest Corp. shareholders when AEP acquired the seriously under-performing CSW".

AEP further tries to muddy the waters by claiming erroneously that I implied that "AEP paid a cash (my emphasis) premium in the merger.....". First, I never described the premium as being in "cash". Secondly, their characterization of the merger as a "stock for stock transaction" (without any further description of the stock ratios involved) is no less inaccurate than my commonly understood term "paid". Enough for semantics! Again, contrary to another of AEP's assertions, the details of the share ratios involved in the merger were certainly published in AEP's Proxy Materials for the 1998 Annual Meeting as well as other public documents.

2. On Page 4 of AEP's letter, they again erroneously try to put their spin on my words in Paragraph (1) of my Supporting Reasons. In Section II (1) of this letter, the very low S&P rating of CSW amply supports my contention that CSW was "seriously under-performing" vs. its peer companies. There can be no other reasonable interpretation of the S&P rating of CSW so close to the worst rating of the Index.

3. With regard to AEP's "large segments" comments on Page 4, this is just more semantic nonsense. When I referred to "selling large segments of it", I was not only referring to selling CSW generation assets, there is also the sale of AEP's two Texas retail electric companies (AEP-Central Power and Light and AEP-West Texas Utilities) to Centrica in December 2002. How is it possible for the Directors to omit this fact when it occurred only one year ago? Regardless, when AEP seeks to sell 4,241,000 kilowatts of generation (for whatever reason) this constitutes "large segments" of any utility. After all, this amount of generation capacity is twice as much as the output of AEP's entire Cook Plant. Every shareholder should have no problem understanding my adjective "large".

4. Now we turn to AEP's curious lack of understanding of commonly used and understood terminology. If they do not understand the meaning of "electricity de-regulation" or they think AEP's shareholders cannot understand it, then that is certainly very surprising.

Relative to my "strong endorsement" comment, I challenge AEP to provide any documentation where they advised Federal or State Officials not to go down the electricity de-regulation path.

The dismal failure of electricity de-regulation is self-evident. Only several states in the eleven states in which AEP operates have any semblance of an operating plan.

Texas is the most advanced and Ohio's plan is virtually nil in AEP's operating area and slightly better in northern Ohio. Other states in the country that have passed de-regulation schemes are either rescinding them, putting them on hold, or hoping they may work. The outright de-regulation disaster in California doesn't even warrant any further amplification.

With regard to the "predictability of its likely dismal failure" (ie. the de-regulation adventure), the SEC should take note that AEP does not contest the fact that I did virtually foretell this failure in writing to AEP's Board about five years ago. If I predicted it, then the Directors of AEP should have seen the same problems and dangers and worked to defeat various de-regulation bills before they became law!

Nowhere do I suggest "that AEP should refuse to obey the laws and regulations of the various jurisdictions in which it operates". How do they read this wild notion into my Proposal? My reference to "serious judgment errors in the last six years" refers to their lack of strong opposition to this misguided solution looking for a problem prior to the passage of these flawed Federal and State laws and regulations!

5. If AEP considers their own term, the "new-AEP" vague, confusing and misleading, then that's really their problem. I can remember quite clearly seeing banners with the term The New-AEP conspicuously displayed on the front wall of the Meeting room for AEP's 2000 Annual Meeting. At the Meeting, the New-AEP was the main theme that was explained to the shareholders ad nauseam. Also, the supposedly great ideas of the "new-AEP" were contrasted to the implied stodgy old ways of the "old-AEP". Well, it was the people of the "old-AEP" that actually built the once world-acclaimed AEP. Now, with the demise of off-shore adventures, major energy-trading where we don't operate, and other risky non-core businesses, AEP is actually going back to its old, time-proven, and successful business plan of its core-business; the generation, transmission, and distribution of electrical energy.

6. Page 5 of AEP's letter takes issue with my use of the characterization "fad" relative to its overseas adventures. Actually, my selection of that word was purposely intended to give AEP's Directors the benefit of some doubts I had about why they would permit such "investments". Recent history has proven that equally accurate adjectives could have been misguided or foolish--- but, I'll just stay with "fad".

7. Now with regard to AEP's complaint that "Proponent cites no basis for stating losses of approximately (actually, I used the term roughly) $2 billion and that figure is not tied to numbers or information published in AEP's Annual Report". AEP is partially correct on this one. As explained in the beginning of this letter, the maximum 500-word limitation precluded any such background information. However, not having any word-count limitation in this letter, I will now provide those details. They are absolutely wrong when they claim that the roughly $2 billion figure "is not tied to numbers or information published in AEP's Annual Report". Much of this roughly $2 billion loss is described in the "Letter From The Chairman" (my marked up copy is enclosed) in the AEP 2002 Summary Report to Shareholders.

A. In the 2002 Annual Report, Chairman Draper listed: "Writing down the value of poorly performing investments contributed approximately $1.5 billion for 2002".

B. In the Annual Report for Year 2000, it was reported that the sale of Yorkshire Electric Company resulted in AEP losses of approximately $43 million.

C. In other Annual Reports, it was reported that AEP and CSW paid to England combined wind-fall profits taxes of almost $300 million.

D. Substantial revenue reductions occurred at Yorkshire and Seeboard for at least one year due to the draconian approximate average 25% cut in distribution tariffs in England.

E. I admit that it is impossible for me to estimate the likely $millions in internal costs that resulted from the distractions that these foreign investments caused to AEP, but someone knows the figure.

F. In the 2002 Annual Report, Chairman Draper mentions: "a $415 million charge related to our generation assets in the United Kingdom.....".

This is how I arrive at the roughly $2 billion losses that I describe in the Proposal.

8. On AEP's Page 5, they claim that in 2002 its "energy commodities transactions in markets in which it did not own assets amounted to approximately 1% of AEP's consolidated revenues. I have no reason to dispute that number. However, AEP fails to mention that in their Year 2001 Annual Report they reported $49.7 billion in revenue from the Marketing and Trading of Electricity and Gas compared to total revenues of $61.3 billion. While the Trading revenues likely contain some components where AEP owned assets, it could not be a major portion of that total. Therefore, in Year 2001, the non-asset owned trading revenues approached 81% of total revenues! What a difference a year makes when they are trying to sell the SEC the idea that my comment about " a major expansion into the energy-trading arena" is "vague, confusing, and misleading" especially when in the same Year 2001 Annual Report they reported comparable Trading revenues of approximately $25.0 billion for Year 2000. If a doubling of these Trading revenues from Year 2000 to Year 2001 cannot be called a " major expansion", somebody needs to go back to school. Likewise, if the percentage of Trading revenues to Total revenues amounts to approximately 1% in 2002 vs. approximately 81% in 2001 and that kind of decrease cannot be called "effectively discarded", somebody needs even more schooling.

9. Now, with regard to the phrase "approximately $75 million in bonuses to four energy-trading executives who then departed" and AEP's objections here. If AEP really wants me to name names, I can and will if requested by the SEC. Of course "that figure is not tied to numbers or information published in AEP's Annual Report". The information was not published by AEP in any Annual Report; and why would such outrageous bonuses be explicitly reported to shareholders unless mandated by SEC and/or FASB rules?

I challenge Mr. Berkemeyer, who is an officer of a court, to stipulate to the SEC that my assertion in this regard is materially false. If it is, then I need to be corrected with hard facts about what the actual bonuses collectively were. Also, if AEP is contending that one or more of these individuals still works for AEP, then they should also reveal that and I will stand corrected.

10. On Page 3 of AEP's letter, they take issue with my characterization of "this "buddy-system" of nominee selection". If this description is so "false and misleading", why was the very same phrase allowed to occur in my first shareholder proposal which did appear in the Year 2002 proxy materials?

Further, if more "foundation" is needed, then the Minutes of AEP's Board Committee On Directors And Corporate Governance (relative to the issue of Director Nominee Selection) for the last six years needs to be made available to the SEC, myself, and the other shareholders of AEP. This will allow all of us to judge the actual process of Director nomination and what due diligence was actually performed by this Committee.

For myself, I want to know how this Committee of the Board evaluates its own members' performances as well as those of the other Directors who are not members of this Committee. Then we should also find out if the recommendations of this Committee require a vote of the full Board before inclusion in the proxy statement or just what the protocol is for any Director to be listed as a nominee on the proxy statement.

In addition, I would be most interested in learning how each Director's voting record in the full Board deliberations measures up to an objective appraisal of the historical outcome of the Boards actions. In other words, does his/her voting on important issues anticipate the eventual outcome of that issue? Surely, such a scoring system would be a valuable means of determining whether the re-nomination of a Director was in the best interests of the shareholders.

Other measurements that would interest me are; the number of hours that each Director spends on AEP business each month; the number of full Board and Committee Meetings that each Director missed each year; the amount of active participation of each Director at all Board and Committee Meetings; how aggressively does each Director challenge recommendations brought to the Board for final decisions; and how many alternative candidates are considered to possibly replace each nominated Director each year.

Accordingly, I am requesting that the SEC ask AEP to make public the Minutes (for the last six years) of its Committee On Directors and Corporate Governance (regarding Director nominee issues) for them to prove that my "buddy-system of nominee selection" phrase is "false and misleading", as claimed by AEP.

It is time for AEP to be asked to factually support its inflammatory statements against me rather then their use of fact-less rhetoric. They seem pretty good at demanding all kinds of "factual support" for my statements, while providing no (or only highly selective) facts for their statements.

11. On Page 3, AEP asserts that my phrase "some of the more serious judgmental errors" is "false and misleading". To show the accuracy of my statement, I merely include copies of AEP's own Proxy Statement Charts for Fiscal Years 2000 and 2001, which are titled: "Comparison of Five Year Cumulative Total Return". These very telling charts compare the values of $100 invested in AEP, S&P 500 Index & S&P Electric Utility Index and how that original $100 investment changed during 5-year periods. Without going into great detail, these charts show that starting in 1997 and then all the way through 2001, an AEP investment performed much more poorly than either a S&P 500 investment or more importantly the S&P Utility Index of its peer companies! If AEP wants to know the connection between these facts and the performance of the AEP Board, my answer is that the AEP Board of Directors is ultimately responsible for the Company's performance over this kind of time frame! There is no getting away from that fact!

Further, AEP's issuance of approximately 73,000,000 new shares of stock in the last 2 years to help pay down debt and improve its debt/equity ratios has done just that but, at a significant cost----dilution of the value of all other shares. It also hurts the possibility of AEP returning to its long-time dividend payout of $2.40 per share! In addition to all of the above, in its 2002 Annual Report, AEP reported earnings of "negative $1.57 per share" for that fiscal year!

Strangely, without any explanation of all of this negative financial information, AEP still tries to impeach my characterization of the Board's performance as "demonstrably poor"!

12. On Page 3, AEP now asserts that the "Proponent's opinion" is "misleading". Strangely, in my first attempt at a shareholder proposal, AEP complained that my statements needed to be described as "my opinion" rather than as a statement of fact; so I changed a few words to accommodate them. Now AEP complains when I make it crystal clear that my Supporting Reasons are based on my " Analyses And Opinions". AEP needs to make up its mind or everyone will really be confused.

13. Now with regard to AEP's misplaced concern about my phrase "the most recent assault on AEP shareholders", I have the following comments: Do I believe that the Directors desired to injure the shareholders—No! However, financial and psychological injury (ie. worry) was the effect on many shareholders, especially on some senior citizens with fixed incomes. A very real example of this fact is the letter that my 92-year old mother (Rose Marsico) found it necessary to write to Dr. Draper when she learned about the 40% dividend cut! To his credit, Dr. Draper quickly responded to her with a cordial letter (but with not very encouraging answers to her paramount interest in maintaining the long-standing $2.40 per share per year dividend). Other than to state that my mother has been an AEP shareholder continuously for more than 30 years and that she strongly values her financial independence, I'll let others draw their own conclusions about whether any substantial worry/concern or "injury" (even an undesired one) occurred to this senior citizen and many other shareholders like her.

Further, on Page 2 of AEP's letter, they claim I made a "personal attack" on the Directors of AEP. My purpose for submitting this Proposal is to try to improve the governance of AEP for the benefit of all of its shareholders; not to cause personal injury to the Directors. Given all of the above facts, can anyone reasonably deny that the Corporate Governance of AEP needs improvement? I think not.

Therefore in this regard, AEP has made two more errors. First, they contort my "latest assault" comment. Then they use a synonym for assault , "attack", to mistakenly assert that I intended to personally injure the Directors---I did not.

My shareholder proposal is an accurate appraisal of AEP's Board that I have amply demonstrated in all of the above commentary---in my opinion, of course. But as a concerned owner of this Corporation, it is my right (maybe even an obligation) to take the Directors to task for their oversight problems and express my opinions in a formal manner with the hope of helping to mitigate some of the difficulties. Believe it or not, I have even complimented the Directors and Executive Management on several occasions when I believed they did good things for the Company and shareholders!

14. Surprisingly, AEP's outside Directors somehow found a way to give themselves a $10,000 per year increase in annual retainer, that is 40%, (with even more for Audit Committee Members) and then cut the shareholders' dividend by the same 40%. Something is very wrong here!

15. In the July 2000 Edition of AEP TODAY, Vice-Chairman Shockley made what I believe was a candid and brave comment but which, unfortunately for AEP shareholders and others, seems to have turned out to be an eerily apt prediction considering all of the above! The comment was part of his response to a question from his interviewer.
Question: "What will it take for the individual employee to be successful in the new AEP?
Answer In Part: "We start with such a great asset base that if we're not successful, shame on us."

III. CONCLUSIONS

1. I have counted 13 separate occasions in AEP's letter where they have, in bad faith, accused me of "false" statements without any factual commentary refuting my materially correct statements. I find this offensive and I believe that every AEP Director as well as Mr. Berkemeyer is culpable of maligning my reputation and defaming me, in an irresponsible manner, before the SEC.

I am a long-time, continuous, and interested AEP shareholder (38 years) who is exercising his right to try to change AEP's Corporate Governance for the better. This includes the privilege of offering fair criticism of AEP's Directors when necessary. After all, they do work for the shareholders, don't they? Perhaps they have forgotten this fact! I believe more long-time shareholders should do likewise!

2. If AEP finds Term Limits for outside Directors so onerous and as being intended as a "personal attack" against the Directors, that same logic would lead us to believe that Amendment # 22 to the U.S. Constitution, limiting a President to two terms, was also intended as a personal attack against all Presidents to be elected after the Amendment was adopted by the States. Needless to say, but this is not reasonable logic!

3. In order to reinforce my comments about the true reasons for my shareholder proposal, as explained above in III (1), I am enclosing a copy of my Oct. 11, 2002 letter to Chairman Draper in which the subject was: "The New AEP".

In fairness to Dr. Draper, while he did not respond to me in writing, he did invite me (a few weeks later) to meet and discuss my letter with him and I gladly accepted the invitation. Our almost 2-hour meeting was friendly and candid and I believe it was instructive to both of us.

4. This very long response and rebuttal is necessary because I will not give AEP a free pass to malign me and my reputation and also because the record needs to be set straight. However, there are more financial details that support my position that I can present, if required.

5. Finally, I am requesting that the SEC fully consider my arguments and comments before making a decision relative to AEP's request for a SEC no-action letter.

Thank you for your consideration of my side of this issue. If I need to provide any further information to the SEC on this matter, please contact me.

In order to expedite possible future communications to me, I am advising you that my wife and I may travel to our winter home in Florida sometime in January 2004. However, our departure date is uncertain at this time. The address in Florida is:
18 Brentwood Lane, Englewood, Florida, 34223; Cell Phone # is 614-832-7253.

If there are to be any time-sensitive letters to myself, perhaps it would be appropriate to call me on my Cell Phone # to determine where I might be at any given time.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and all of its enclosures. Also, Mr. Berkemeyer as well as every AEP Director and AEP's new President & CEO Elect is being sent copies of this letter and its six enclosures.

Sincerely,

Ronald Marsico

Ronald Marsico

Enclosures (Six Items)

Copies To 12 AEP Directors: (Sent U.S. Mail Via Ms. Susan Tomasky, Secretary of the Company)

Mr. E.R. Brooks
Dr. Donald M. Carlton
Mr. John P. DesBarres
Mr. Robert W. Fri
Mr. William R. Howell
Dr. Lester A. Hudson
Mr. Leonard J. Kujawa
Dr. Richard L. Sandor
Mr. Thomas V. Shockley, III---Vice-Chairman & COO
Mr. Donald G. Smith
Dr. Linda Gillespie Stuntz
Dr. Kathryn D. Sullivan

Copies To:

Mr. Thomas G. Berkemeyer---Assistant Secretary (VIA CERTIFIED MAIL)
Dr. E. Linn Draper, Jr.---Chairman, President & CEO (Via U.S. Mail)
Mr. Michael G. Morris---President & CEO Elect (Via U.S. Mail)

AMERICAN® ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

December 16, 2003

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, American Electric Power Company, Inc. ("AEP") requests confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend any enforcement action if AEP excludes a proposal submitted by Mr. Ronald Marsico (the "Proposal") from the proxy materials for AEP's 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal from its proxy materials if the proposal is contrary to the proxy rules of the Securities and Exchange Commission, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As described below, we believe the Proposal contains false and misleading information and makes material omissions in violation of Rule 14a-9.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and Exhibit 1. By copy of this letter, the proponent is being notified of AEP's intention to exclude the Proposal from AEP's 2004 Proxy Materials.

AEP plans to commence with the mailing of its definitive proxy materials on or about March 15, 2004. Accordingly, we would appreciate the Division's prompt advice with respect to this matter.

I. The Proposal

On November 4, 2003, AEP received a letter from Mr. Ronald Marsico (the "Proponent") dated October 31, 2003, requesting AEP to include the Proposal (a copy of which is attached hereto as Exhibit 1) in its 2004 Proxy Materials. The Proposal is the subject of this request for a no-action ruling.

II. Statement of Reasons to Exclude

The Proposal and supporting statement are contrary to Rule 14a-9, which prohibits false or misleading statements (Rule 14a-8(i)(3)). The Staff has recognized that a proposal or portions of a proposal may properly be excluded under Rule 14a-8(i)(3) as false or misleading because they consist of unsupported generalizations, the proponent's opinion, or missing citations. See Alaska Air Group, Inc. (March 13, 2001); The Boeing Co. (Feb. 2, 2001); Sysco Corp. (Aug. 10, 2000); J. C. Penney Company, Inc. (March 27, 2002) (excising false, misleading or unsubstantiated portions of the proposal). The supporting statement to the Proposal consists almost exclusively of unsupported generalized attacks on the professional business competence and personal integrity of the members of AEP's board of directors. Not one sentence of the supporting statement is free from at least some form of personal invective. The Proponent uses terms and concepts such as "premium", "seriously under-performing","large segment", "losses" and "bonuses", in ways that are either incorrect or cannot be tied to the numbers and information published in our Annual Report, or concepts that are not commonly used performance metrics and are therefore imprecise and misleading.

The following statements contained in the Proposal are misleading because they (i) directly or indirectly impugn the character, integrity or personal reputations of the members of AEP's board of directors; (ii) indirectly make charges concerning improper motivations of the members of AEP's board of directors without factual foundation; (iii) do not state the factual basis for their conclusions; (iv) are the Proponent's opinion; or (v) are not accompanied by proper citation or references to authority. For these reasons, the Proposal is properly excluded:

1) *Term Limits for AEP Directors (excluding the CEO and President) is a reasonable means to help protect shareholders against demonstrably poor oversight which is the record of AEP's Board since about last 1997 and which can be exacerbated by the ability of the Directors to continually re-nominate themselves.*

The phrase "demonstrably poor oversight which is the record of AEP's Board since about last 1997" is false and misleading in that it directly impugns the character and reputation of the members of AEP's board of directors. Proponent offers no objective foundation for this personal attack. The phrase "the ability of the Directors to continually re-nominate themselves" is misleading because it implies that the Proposal, if implemented, would prevent AEP's board from nominating candidates to serve as members of the board. In fact, AEP's board of directors would be required and will continue to select and present director candidates to the shareholders under the Proposal.

> 2) *My long-time and continuous ownership of AEP stock and observation of Board re-nominations and virtually sure election of the same Directors year-after-year has resulted in my conclusion that this "buddy-system" of nominee selection now has to be curtailed!*

This sentence in general and the phrase "this 'buddy-system' of nominee selection" is false and misleading in that it indirectly makes charges of improper conduct without foundation and impugns the character and reputation of the members of AEP's board of directors without foundation. This sentence alleges that the members of AEP's board of directors are motivated during the director nomination process by considerations other than their duties under corporate law, specifically a desire to hide alleged past failures through blocking new members. There is no basis for this allegation and its assertion, without foundation, impugns the character and reputation of the members of AEP's board of directors.

> 3) *Listed below are some of the more serious judgmental errors of AEP's Board in the last six years:*

The phrase "some of the more serious judgmental errors" is false and misleading in that it states the board of directors of AEP has made serious errors in judgment. This overly subjective and accusatory statement is without foundation and has no place in a shareholder communication governed by Rule 14a-9. Even if one were to agree with Proponent's unsupported generalizations, it is further misleading inasmuch as it suggests that the Proposal could have prevented or remedied a trenchant board of directors.

> 4) *An overly generous approximate $1 billion premium paid to Central & Southwest Corp. shareholders when AEP acquired the seriously under-performing CSW; with AEP now selling large segments of it.*

This sentence is false and misleading because of its numerous unsubstantiated and inaccurate assertions. For example, it does not provide any documentation for the "$1 billion premium paid" in AEP's merger with Central and South West Corporation ("CSW"), a stock for stock transaction announced in December 1997 and completed in June 2000 (the "Merger"). This sentence erroneously implies that AEP paid a cash premium in the Merger, which, in fact, was a cashless transaction. Moreover, that figure is not tied to numbers or information published in AEP's Annual Report This sentence misleadingly uses highly subjective terms to describe a premium as "overly generous" without providing any frame of reference or criteria for an appropriate premium. Similarly, this sentence misleadingly uses highly subjective terms to describe CSW as "seriously under-performing" without providing any frame of reference or criteria for evaluating the accuracy of such an assertion.

Furthermore, this sentence falsely states that AEP is selling "large segments" of CSW. The Proposal does not explain what constitutes a "large segment". AEP is, in fact, seeking bids to sell the generation assets of one of the four integrated utilities formerly owned by CSW and acquired by AEP through the Merger. While it is unclear, given the vague reference in the Proposal, if this is the "large segment" that Proponent wishes to refer to, the book value of these assets is less than the book value of the retained assets for the relevant utility. When one considers that CSW also owns three other utilities, none of which is selling any segments, it is clear that these assets cannot compose a "large segment" of CSW. Finally, this sentence erroneously asserts that AEP is selling such assets because they were "seriously under-performing". Rather, AEP is seeking bidders for these assets in order to comply with the electric utility restructuring legislation enacted by Texas, the jurisdiction in which the relevant utility operates.

> 5) *Strong AEP endorsement of electricity de-regulation (with its resulting major and expensive changes in the basic AEP corporate structure) despite the predictability of its likely dismal failure; which failure I virtually foretold in writing to AEP's Board about 5 years ago and that has now occurred!*

This statement is vague, confusing and misleading. It is vague and confusing because it is not clear what the Proponent means or is referring to in using the following terms: "strong endorsement", "electricity de-regulation", "major and expensive changes", "predictability of its likely dismal failure" and "has now occurred." It is misleading inasmuch as it implies that the various steps AEP took and is taking to comply with the electricity restructuring laws and regulatory initiatives enacted at the federal level and in certain of the jurisdictions in which AEP operates were and are "serious judgmental errors" of the board of AEP. Electricity restructuring legislation has been enacted by several of the states in which AEP's utility subsidiaries operate. It is simply not appropriate to permit the Proponent to use a shareholder communication to advocate that AEP should refuse to obey the laws and regulations of the various jurisdictions in which it operates.

> 6) *A misguided, major, and expensive cultural change of the "old-AEP" to the "new-AEP" that has now been virtually abandoned.*

This statement is vague, confusing and misleading because it is not clear what the Proponent means or is referring to in using the following terms: "old-AEP", "new-AEP" and "has now been virtually abandoned."

7) *A "fad" induced expansion of AEP's business to overseas adventures in England, Australia, and South America with recent abandonment of these same ill-advised "investments" resulting in major losses to shareholders of roughly $2 billion. Ironically, I even forecast (via letter to the Directors) the likelihood of failure of these risky foreign undertakings!*

This statement is false and misleading because it implies that AEP's overseas investment decisions were improperly motivated and it states that the investments resulted in losses of approximately $2 billion without identifying the investments involved or providing citation. AEP has invested in energy businesses located outside the U.S. before and after the Merger. CSW invested in energy businesses located outside the U.S. before the Merger, which AEP inherited. AEP has disposed of some of these investments and retained others, each with its own business profile, operating results and outlook. Proponent cites no basis for stating losses of approximately $2 billion and that figure is not tied to numbers or information published in AEP's Annual Report. Any presentation of losses should at the very least be accompanied with a presentation of gains or ongoing revenues or earnings of that and other overseas investments. A flat assertion of losses is without foundation and is misleading unless placed in context of other financial information. Further, the statement implies that the decisions to invest in these energy businesses were "fad-induced", or, apparently, a desire to appear fashionable. This allegation is false; it cannot be supported and impugns the character and reputation of the members of the AEP board of directors.

8) *More "fad" driven judgments relative to a major expansion into the energy-trading arena which has also effectively been discarded with many negative consequences and costs including approximately $75 million in bonuses to four energy-trading executives who then departed!*

This statement is vague, confusing and misleading because it is not clear what the Proponent means or is referring to in using the following terms: "a major expansion into the energy-trading arena", "effectively been discarded" and "with many negative consequences and costs." Like most electric utilities, AEP's subsidiaries transact in energy commodities. Last year AEP announced that it was exiting energy commodities markets in which it did not own assets. In public presentations made to securities analysts, AEP has stated that energy commodities transactions in markets in which it did not own assets amounted to approximately 1% of AEP's consolidated revenues last year. While this is a very brief description of AEP's involvement in energy commodities markets, it is impossible to determine if this summary responds to the allegations in the Proposal—certainly no part of this description can be accurately characterized as a "major expansion ... which has ... effectively been discarded." Similarly, it is unclear if "many negative consequences and costs" refers to "the major expansion" or that it "has ... effectively been discarded." Because neither is an accurate statement, it follows that using the term "many negative consequences and costs" cannot be supported.

Finally, the phrase "$75 million in bonuses to four energy-trading executives who then departed" lacks factual foundation. That figure is not tied to numbers or information published in AEP's Annual Report.

> 9) *A costly and belated recognition that AEP's future depends on its old "core-business" that served the shareholders quite will before its conversion to the "new-economy" and the "new-AEP"*

This statement is vague, confusing and misleading because it is not clear what the Proponent means or is referring to in using the following terms: "core-business", "new-economy" and "new-AEP." Further, even if the references were clear, Proponent has not offered any support for what he describes as "a costly and belated recognition." These pejorative terms are entirely unwarranted, particularly when asserted without foundation, and serve only to impugn the character and cast aspersion on the professional competence of the members of the AEP board of directors.

> 10) *The most recent assault on AEP shareholders was the Board's decision to cut the long-standing dividend by 40% starting in the second quarter of 2003! This major dividend cut likely resulted from the above-described (and other) Directors' oversight failures.*

The phrase "the most recent assault on AEP shareholders" is false and misleading because it implies that the AEP board of directors, in choosing to lower the dividend distributed to AEP's shareholders, desired to injure the shareholders of AEP. This is both false and it impugns the character of the members of the AEP board of directors by suggesting they would be motivated by considerations other than their duties under corporate law. Similarly, the phrase "resulted from the above-described (and other) Directors' oversight failures" is false and misleading. As detailed in this letter, each of the "above-described ... failures" is, in fact, false, inaccurate or too vague and/or confusing to appropriately be included in a shareholder communication. The phrase "oversight failures" is false and misleading inasmuch as no oversight failure has been objectively established. Accordingly, reference to "oversight failures" impugns the character and reputation of the members of AEP's board of directors without foundation.

III. <u>Conclusion</u>

Based on the foregoing, AEP requests that the Division confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from AEP's 2004 Proxy Materials. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Division does not agree with AEP's position or has questions or requires additional information, we would appreciate an opportunity to confer with the Division prior to the issuance of a formal response. Please call me at (614) 716-1648 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Thomas G. Berkemeyer
Assistant Secretary

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
614-832-7253 (Cell Phone #)
October 31, 2003

Ms. Susan Tomasky
Secretary of the Corporation
American Electric Power Company, Inc.
One Riverside Plaza
Columbus, Ohio, 43215

Via Certified Mail – Return Receipt Requested

Subject: Shareholder Proposal In Accordance With Title 17, Chapter II, Code of Federal Regulations, Part 240; Rule 240.14a-8 of the General Rules and Regulations of the Securities and Exchange Commission. Recommended By Ronald Marsico October 31, 2003.

Dear Ms. Tomasky,

I am requesting that my Shareholder Proposal and Supporting Reasons, as described below, be included for shareholder voting at the 2004 AEP Annual Meeting and also be included in the proxy materials sent to all shareholders in advance of the Meeting.

SHAREHOLDER PROPOSAL- Recommended By Ronald Marsico 10/31/2003

The maximum total amount of service by any Director of American Electric Power Company, Inc., except for the Chief Executive Officer and the President of the Company, should be limited to eight terms of office and this limit should also apply retroactively to existing Directors. This limitation should apply to nominees for Director at Meetings subsequent to the 2004 Annual Meeting.

SUPPORTING REASONS- Based On Ronald Marsico's Analyses And Opinions

Term Limits for AEP Directors (excluding the CEO and President) is a reasonable means to help protect shareholders against demonstrably poor oversight which is the record of AEP's Board since about late 1997 and which can be exacerbated by the ability of the Directors to continually re-nominate themselves. My long-time and continuous ownership of AEP stock and observation of Board re-nominations and virtually sure election of the same Directors year-after-year has resulted in my conclusion that this "buddy-system" of nominee selection now has to be curtailed!

Listed below are some of the more serious judgmental errors of AEP's Board in the last six years:

1) An overly generous approximate $1 billion premium paid to Central & Southwest Corp. shareholders when AEP acquired the seriously under-performing CSW; with AEP now selling large segments of it.

2) Strong AEP endorsement of electricity de-regulation (with its resulting major and expensive changes in the basic AEP corporate structure) despite the predictability of its likely dismal failure; which failure I virtually foretold in writing to AEP's Board about 5 years ago and that has now occurred!

3) A misguided, major, and expensive cultural change of the "old-AEP" to the "new-AEP" that has now been virtually abandoned.

4) A "fad" induced expansion of AEP's business to overseas adventures in England, Australia, and South America with recent abandonment of these same ill-advised "investments" resulting in major losses to shareholders of roughly $2 billion. Ironically, I even forecast (via letter to the Directors) the likelihood of failure of these risky foreign undertakings!

5) More "fad" driven judgments relative to a major expansion into the energy-trading arena which has also effectively been discarded with many negative consequences and costs including approximately $75 million in bonuses to four energy-trading executives who then departed!

6) A costly and belated recognition that AEP's future depends on its old "core-business" that served the shareholders quite well before its conversion to the "new-economy" and the "new-AEP"!

7) The most recent assault on AEP shareholders was the Board's decision to cut the long-standing dividend by 40% starting in the second quarter of 2003! This major dividend cut likely resulted from the above described (and other) Directors' oversight failures. Significantly, this was the first AEP dividend cut in my more than 40-year knowledge of AEP's performance.

I believe the time has arrived for AEP shareholders to send the Directors an unmistakably clear signal of disapproval of their collective performance by first considering and then voting "YES" for my reasonable Proposal.

****

In accordance with the rules of the Securities and Exchange Commission, I represent that I am the owner of 2,897 shares of AEP common stock and that I intend owning at least $2000 of AEP stock valuation until at least the next AEP Annual Meeting.

Sincerely,

Ronald Marsico

Copies To All AEP Directors:

Mr. E.R. Brooks
Dr. Donald M. Carlton
Mr. John P. Des Barres
Dr. E. Linn Draper, Jr. – Chairman, President, & CEO
Mr. Robert W. Fri
Mr. William R. Howell
Dr. Lester A. Hudson, Jr.
Mr. Leonard J. Kujawa
Dr. Richard L. Sandor
Mr. Thomas V. Shockley, III – Vice-Chairman
Mr. Donald G. Smith
Dr. Linda Gillespie Stuntz
Dr. Kathryn D. Sullivan

LETTER FROM THE CHAIRMAN

Dear Fellow Shareholders:

Last year was extremely difficult for AEP. Due to a variety of factors, our earnings fell dramatically, as did our stock price. We deeply regret that our performance was far below our goals and your expectations.



E. Linn Draper, Jr. — Chairman, President & Chief Executive Officer

In response to the negative developments in 2002, we are taking decisive steps to strengthen our balance sheet and put the company back on track for value growth. We remain dedicated to providing low-cost electricity, superior customer service and an attractive return to investors.

A look back: Disappointing results

Our utility operations performed reasonably well in 2002 despite rising costs, but the withering of wholesale markets in the U.S. and abroad cut into earnings from our wholesale operations. As I'm sure you're aware, the wholesale arena – including power generation, associated assets and related marketing activity – had been highly profitable for us the past couple of years.

AEP's ongoing earnings totaled $2.89 per share in 2002 compared with $3.38 in 2001. As-reported earnings were negative $1.57 per share, down from $3.01 the previous year.

2002 to 2001 Δ = NEGATIVE = $3.01 − (−1.57)/SH = $4.58 SHARE

Writing down the value of poorly performing investments contributed to charges of approximately $1.5 billion for 2002. Some of these write-offs, such as those related to telecommunications assets, were anticipated. Others, such as a $415 million charge related to our generation assets in the United Kingdom, were not. We also incurred an equity reduction of nearly $600 million because of lost value in our pension plan assets. While the latter event lowered the equity on our balance sheet, the other items also reduced the earnings on our income statement.

On the positive side, despite last year's very tough market, we strengthened our balance sheet by $2 billion. We did it by selling non-core assets and issuing additional common stock and equity units. In 2002 we completed the sale of SEEBOARD, a regional electric company in the UK, and CitiPower, an Australian electricity provider. AEP's first visit to the equity market in 20 years occurred last spring. Cash proceeds of approximately $1.1 billion from the asset sales and $990 million from the issuance of common stock and equity units were used to pay down debt.

We did not attain our capitalization goal for 2002 of 45 percent equity and 55 percent debt but we expect to

2002 = ONGOING − AS REPORTED = $2.89 − (−1.57)/SH = $4.46/SHARE





make significant progress this year. Our long-term goal is 50 percent to 55 percent debt.

A look ahead: Focus on the basics

In 2003, we will focus on the basics. We are returning to a more traditional model of a regulated utility with a small commercial group dedicated to maximizing the value of our generation fleet, which is the largest in the United States.

Currently, we think AEP's traditional utility business will perform at roughly the same level as last year and the wholesale business will have a somewhat weaker year. We project 2003 ongoing earnings in the range of $2.20 to $2.40 per share, including the dilution from additional equity issued in this year's first quarter.

To bolster our balance sheet, we plan to lower costs, reduce the quarterly dividend, dispose of additional non-core assets, maintain our liquidity and current lines of credit, and maximize cash flow.

A company-wide cost reduction program should result in sustainable net savings in operations and maintenance costs of approximately $60 million when compared with 2002 actual expenditures, and more than $300 million when compared with previously projected 2003 expenditures. We reduced our work force by approximately 1,300 positions. Based on 2002 performance, bonuses for senior executive management will not be paid this year. In addition, we expect to pare our capital expenditures forecast for this year by $200 million, to $1.5 billion.

2002 Shareholder Return


0
-5
-10
-15
-20
-25
-30
-35
-40
S&P Electric Utility Index
AEP
S&P Index

Our decision to recommend a reduction in the quarterly dividend of about 40 percent to our Board of Directors came after considerable analysis and was painful but necessary. Reducing the dividend to a quarterly rate of 35 cents per share, starting with the second quarter, will result in annual cash savings of $340 million. This will immediately improve retained earnings and create free cash flow to boost liquidity and pay down debt. We believe the dividend will still have significant value and produce an attractive yield.

We began shedding assets to improve our balance sheet last year and anticipate that process will accelerate in 2003. Non-core assets are the most likely candidates for divestment. This will be an orderly disposition. Proceeds will go toward debt reduction.

Our liquidity position is strong. We have $3.5 billion available in cash and credit facilities, and we had $1.2 billion in cash at the end of last year. During 2003, we expect free cash flow of approximately $130 million after dividends are paid.

In 2003, we aim for year-end capitalization consistent with a strong BBB rating. We will continue to seek



opportunities for further debt reduction and to work with the rating agencies to ensure we're addressing their concerns.

With deregulation at a standstill in much of our service area, we are re-evaluating our corporate separation initiative. The legal separation of our regulated and unregulated businesses is provided for in Texas and Ohio, where generation is deregulated and customers in most areas are able to choose their electricity supplier. However, the cost savings and benefits for all customers of a company-wide separation are now uncertain. We are exploring these issues with our regulators. Our intent is to comply with restructuring legislation in the states that provide for a legal separation and to maintain a functional separation elsewhere.

Even with deregulation stalled, many of the nearly 5 million customers linked to our wires will benefit from rate freezes in their respective states for the next several years.

Utility operations: Stable, predictable

AEP's regulated operations generate stable, reasonably predictable revenue and earnings. They have been a steady contributor to our performance all along. The mission of our regulated business unit is to provide safe, cost-effective and reliable service to customers.

Ongoing earnings from utility operations in 2002 totaled $3.26 per share, up from $3.19 in 2001. Retail gross margins rose $250 million in Texas, $178 million in Ohio and $91 million in other jurisdictions throughout AEP's 11-state service territory, thanks in part to increased usage by residential customers.

AEP's Texas operations were a major contributor to last year's utility-related earnings improvement. Customer choice was introduced in January 2002 in most areas of our Texas service territory. AEP's obligation to supply retail electric providers (REPs) in that state last year contributed $495 million to gross margin. Sale of our affiliated REPs to Centrica, a leading retail energy provider, near the end of 2002 provided immediate cash proceeds of $146 million. The transaction includes an arrangement through 2006 that allows AEP to share in any increased earnings opportunities that develop in the Texas retail market, protecting us against downside exposure.

Transmission represents a significant piece of our regulated business. AEP, following Federal Energy Regulatory Commission (FERC) guidance, continues working toward transferring functional control of its 38,000-mile transmission network to regional transmission organizations, or RTOs.

You may recall that AEP was among the companies deeply involved in recent years in developing a proposed for-profit RTO called the Alliance. Last spring, however, FERC turned down our proposal, so we are pursuing affiliation with PJM Interconnection for our eastern assets and the Midwest Independent System Operator in the west. At this point, we don't anticipate divesting our transmission assets. We project RTO-related costs of $30 million to $40 million in 2003.



Wholesale investments: Unmet expectations

Our unregulated operations performed well below our projections in 2002. AEP's wholesale investments lost $45 million or 13 cents per share. Some of these investments, such as our natural gas and barge-line holdings, contributed positively to earnings, but the UK generation we acquired in 2001 – the Fiddler's Ferry and Ferrybridge plants – posted a $59 million operating loss.

The UK has proved to be a very disappointing and difficult market. The oversupply conditions worsened as the year progressed, particularly after the British government decided to subsidize British Energy. The $415 million write-down of UK generation that I mentioned earlier stems from recent analyses showing that UK power prices won't recover to levels that will support the carrying value of the plants on our books at the original purchase price of roughly $1 billion.

As I noted above, we will be looking to divest certain wholesale assets and the UK generation certainly will be considered. An even greater loss is possible in the UK in 2003. We're evaluating the best way to reduce earnings drags and preserve shareholder value in this investment.

Other unregulated investments not related to our wholesale business also fared poorly and are candidates for divestment. Our telecommunications business had a $36 million operating loss. We are actively seeking buyers for this business.

Energy marketing: Asset focus

Most of the output of our generating units is committed to our retail customers. The rest is marketed to other utilities and wholesale customers.

Our decision to greatly scale back our energy marketing and trading operations and concentrate on optimizing the value of our assets is reducing our risk exposure and helping to preserve our credit ratings. Net margins from trading activities declined by $349 million last year because of our reduced activity and because earnings from trading in 2001 were exceptionally strong.

The outstanding net fair value of trading contracts has fallen from approximately $450 million to $250 million over the past year. The average duration of our existing trading book is year-end 2003 for gas and second-half 2004 for power.

Our risk management group continues to work closely with the trading group to ensure limits are enforced. We reduced value-at-risk limits by 50 percent last year.

Environmental: Compliance and beyond

Coal-fired generation remains AEP's mainstay. At the end of 2002, our generating capacity mix was 69 percent coal and lignite, 20 percent natural gas, 8 percent nuclear and 3 percent wind, hydro and other.

Use of fossil fuels brings with it environmental expenditures, but our customer prices remain among the lowest in the regions where we operate.



Our ongoing program to meet federal standards to control nitrogen oxide emissions will cost an estimated $1.3 billion to $2 billion in capital expenditures.

AEP remains a leader in policy discussions and research to address environmental concerns.

We are actively promoting enactment of legislation to further reduce sulfur dioxide, nitrogen oxide and mercury emissions to address air quality issues associated with coal-fired generation. AEP is one of the founding members of the Chicago Climate Exchange, the first voluntary pilot program for trading greenhouse gas emission credits. We've committed to reducing our greenhouse gas emissions by 4 percent over the next four years. AEP also is participating in a project, led by Battelle, to assess whether deep injection of carbon dioxide into the earth is a feasible climate-change mitigation technology.

Commitment to improve

I want to thank our employees for their hard work during these unsettling times in the power industry. Assets are AEP's strength, and our employees are our strongest assets. Their dedication, talent and continued commitment to our business mission are at the heart of our plan for recovery in the year ahead.

I also want to recognize the enormous contributions of our Board of Directors and senior management team. Stepping up to new duties last year were Holly Koeppel, who was named to oversee our unregulated businesses after the departure of Eric van der Walde; and Tom Hagan, head of our shared services organization. Tom succeeded Joe Vipperman, who retired last year after more than four decades of dedicated service.

Last year was indeed difficult and 2003 also holds many challenges. But I believe the measures I have outlined will improve our performance, and we are committed to doing what it takes to rebuild the value of your investment.

E. Linn Draper, Jr.
Chairman, President & Chief Executive Officer
February 28, 2003

FROM AEP's 2000 ANNUAL REPORT

Comparison of Five Year Cumulative Total Return*
AEP, S&P 500 Index & S&P Electric Utility Index**



300
250
200
150
100
50
0
DOLLARS
255.21
231.91
210.85
191.23
163.98
122.96
107.48
142.65
147.36
153.69
123.65
126.55
136.80
99.97
99.37
AEP
S&P 500
S&P Electric
1996
1997
1998
1999
2000

Assumes $100 Invested on January 1, 1996 in AEP Common Stock, S&P 500 Index and S&P Electric Utility Index

* Total Return Assumes Reinvestment of Dividends
** Fiscal Year Ending December 31

The total return performance shown on the graph above is not necessarily indicative of future performance.

FROM AEP'S 2001 ANNUAL REPORT

Comparison of Five Year Cumulative Total Return*
AEP, S&P 500 Index & S&P Electric Utility Index**



250
200
150
100
50
0
DOLLARS
207.55
191.29
171.47
166.23
188.67
133.36
147.40
157.72
132.72
142.99
141.22
126.59
127.28
123.68
92.46
AEP
S&P 500
S&P Electric
1997
1998
1999
2000
2001

Assumes $100 Invested on January 1, 1997 in AEP Common Stock, S&P 500 Index and S&P Electric Utility Index

* Total Return Assumes Reinvestment of Dividends
** Fiscal Year Ending December 31

The total return performance shown on the graph above is not necessarily indicative of future performance.

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
614-657-2318

October 11, 2002

Dr. E. Linn Draper, Jr.
Chairman, President, & CEO
American Electric Power Company, Inc.
One Riverside Plaza
Columbus, Ohio, 43215

Via Certified Mail - Return Receipt Requested

Subject : "The New AEP"

Dear Dr. Draper,

My shareholder reaction to the October 9, 2002 announcement of AEP gas trade reporting irregularities and the severe market reaction resulting in a $5.22 per share loss (about 23%) in one day was one of dismay and outrage.

I have now taken a few days to reflect on this latest sorry and costly episode in the short and rocky history of the "new AEP". As an advocate for long-time and sometimes vulnerable shareholders such as my 91-year old mother who has owned AEP stock for about three decades and relies on her AEP dividends for independence (and other shareholders as well), I want to share some of my thoughts with you and the other AEP Directors so that you have the benefit of my perspectives at this crucial time in AEP's history. As usual, I will not be brief or timid. But, I ask for your indulgence to read on.

In the last years of my long AEP career, the "old AEP culture" people were much maligned for their "risk-averse" nature. These were the same people who actually built this once-great electric utility. It appears that, from events over the last 4-5 years and especially this week, AEP has been largely successful in converting the "old AEP culture" into a "new AEP culture" of risk-takers to mesh with the "new economy" experiment. However, I believe that the cost/benefit ratio of this conversion has been much too high, damaging, and of no significant benefit to any of AEP's constitutents- neither its shareholders, nor its employees, nor its retail customers!

The "new economy experiment" has been a failure and is painfully reverting back to the time-tested and proven realities of the "old economy". AEP has to now bite the bullet and convert back to the time-tested and proven values of the "old AEP culture", as hard as that might be for some to accept.

A number of times, I have cautioned you and the AEP Board about the negative aspects of electricity de-regulation; unfortunately to little avail. De-regulation of such a critical and life-sustaining service was and is dangerous. Its presumed benefits have not and will not occur and were miniscule to begin with.

Among the worst aspects of de-regulation is the speculative trading of non-existent energy. This is a strategy that, by its very nature, is a win-lose proposition. For every trade (even legitimate ones), there is always one winner and one equal and opposite loser (assuming the administrative and risk costs are neglected for simplicity). Its a zero-sum game with no productive output and very high risks, as have been amply demonstrated throughout the industry this year. It attracts "used-electricity-salesman" mentalities in an otherwise honorable industry. Its not surprising that some traders try to "game" the system with unethical and maybe even illegal practices and gimmicks. They hear the same rumors that I have heard about the <u>outrageous $30 million bonus handed out to three of AEP's top trading executives earlier this year and greed sets in.</u> The end reasult--- AEP shareholders unknowingly paid a ridiculous price for a <u>fleeting performance</u> and then take a horrendous value, reputation, and confidence loss when these same executives <u>fail to prevent</u> their employees from trying to manipulate the system. It certainly would be desirable for AEP to either confirm or deny these bonus rumors and set the record straight for all shareholders. If true, it would certainly be an act of good faith for these executives to return some of their gain to shareholders to offset our losses; however, I'm sure that is not likely to happen anytime soon!

Further, it is instructive to note how <u>fragile the once-solid electric utility industry has become as a result of de-regulation.</u> The events of last Wednesday are but one example of this. The fact that the alleged action of providing false information to publications that compile price benchmarks by 5 AEP energy traders could cause such an upheaval in investor confidence in the largest electric utility in the nation is extremely troubling.

It seems clear that the industry is moving towards a very slippery slope--- much the same slope that the de-regulated airlines and telecom industries have already fallen into. I urge you and the other AEP Directors

not to allow it to happen to our Company - AEP!

In my opinion there are three entities that can reverse recent trends at AEP; (likewise, at other utilities). By far, the most desirable repairers of the AEP problems are the AEP Board of Directors where the governance of this company is legally supposed to reside. The Board helped to create the problems and its your job to fix them -- and fix them fast! In this regard, I commend the Board for its swift actions in the last several days to dramatically cut back on trading operations, both domestic and foreign. Board failures with regard to additional improvements to stabilize AEP, calm investor fears, and return to sustained profitability by AEP will likely cause government regulators, Congress, or both to step in and try to fix the problems --- most probably at the expense of the shareholders. The third possibility is that enough of the serious long-time shareholders and others with vested interests in AEP will have finally lost their patience and demand major changes with AEP's governance and get them. There still appears to be time for you to reverse things by utilizing the underlying AEP strengths which are hopefully still intact; but, in my view that time is very limited.

Let me offer you and the other Directors a few of my suggestions on what I think needs to be done to stabilize the situation at AEP:

(A) First and foremost, you must maintain the current AEP quarterly dividend of $ 0.60 per share! A stable and predictable dividend should bring investors back, restore confidence with existing shareholders, and enable the AEP stock price to be fairly valued in a non-crisis atmosphere. It will also protect the long-time shareholders who have stuck with AEP through other bad times. I commend you for your timely Oct. 10 announcement to First Call about maintaining the current AEP dividend. I think that has already been helpful!

(B) AEP needs to stop experimenting with these fad-driven adventures that have caused hundreds of millions (billions?) in real dollar losses to shareholders as well as lost confidence, massive shareholder stock valuation losses, and lost reputation for AEP in general.

(C) AEP needs to get back to what it has long done best: That is, produce real products that are in demand in a cost-effective and safe manner and sell them at fair prices that benefit all three constitutents in a reasonable manner: its shareholders, employees, and consumers. AEP and all other utility companies (as providers of critical energy products) should not be involved in risky/speculative adventures and experiments that are far afield from their core responsibilities.

(D) The AEP plan to separate itself into regulated and de-regulated entities by Dec. 31, 2002 should be throughly re-evaluated by the Board of Directors. What will be the consequences of such a separation if, in fact, my prediction (at the April 2002 Annual Meeting) of the likely demise of retail de-regulation occurs in the next few years? Will a separated AEP be in the best interests of its shareholders and employees then? If there are doubts at all about the wisdom of this next adventure at this critical time, wouldn't it be smarter to delay this extreme change in Corporate course for a year or two until some of the "fog of events" in the industry this year subsides and you can see more clearly?

In my view and in the view of virtually all of my retired AEP colleagues with whom I still maintain contact, electric de-regulation has been a dismal failure! But, of course, these are some of the "old AEP culture" people and what do we know anyway? Well, what they know is how to build and operate the great and successful "old AEP" System; the very same System that is now providing the critical support for our company in this time of serious trouble caused by the "new AEP" thinking.

(E) Dr. Draper, you need to personally put your reputation on the line now in some dramatic fashion. You and the entire Board of Directors need to make unequivocal commitments to: re-establish the credibility of AEP, restore and maintain its profitability, eliminate excesses of risk-taking and outlandish bonuses, and restore investor confidence.

What better way to accomplish this than for you to write a personal letter (with Board of Directors endorsement) to every shareholder and employee within the next few weeks concerning the above suggested commitments plus any others you and the Board feel are appropriate. The morale of AEP's shareholders and employees need a significant boost at this time and it needs to come from you! Any commentary in this regard delayed until the next Annual Report may be too late.

(F) Finally, if you think that this lecture is coming from some socialist-type thinker you would be completely wrong. I am a life-long Republican and proud of it! I am trying to give you and the Board an alternative point of view based on the experiences and knowledge that I have gained working for AEP and studying the electric utility industry for more than half my lifetime and as a long-time shareholder. This experience and plain common sense give me more than a little insight into the obligations, limitations, and opportunities faced by AEP. In a brief discussion that I had with AEP Director Howell (Chairman Emeritus of J.C. Penney) before the formal AEP Annual Meeting in April 2002, I told him that throughout my AEP career I told my bosses what I believed they needed to hear rather than what they might like to hear so that they

received balanced input before making decisions. Mr. Howell indicated to me that was what he wanted from the people that he worked with and appreciated this type of candor in order to make better decisions. As a shareholder, I certainly hope that you and the rest of the Board seek such balanced and contrary views prior to making your decisions. Challenging questions, a fair degree of skepticism, a strong dose of common sense, attention to detail, and sufficient time involvement by all the Directors should significantly improve AEP's governance for the benefit of the owners of the Corporation.

I hope that you and the other Board members will seriously consider and debate these comments and suggestions and act in a timely manner. The "old AEP's" underlying strengths may have helped weather the very serious hits to the Company's financial well-being these past few years, but there are limits to these strengths. The AEP Board surely needs to review and re-establish the basic direction of this Company and build on its strengths.

It would be appreciated if you would respond to this letter and give me your comments and your reasons for either disagreeing or agreeing with my comments and suggestions.

Please note that I am sending copies of this letter to all twelve other AEP Directors via Ms. Susan Tomasky under separate cover and ask that they individually be distributed to each of them for their information, consideration and use.

Sincerely,

Ronald Marsico

Ronald Marsico

Copies To: AEP Directors Via Ms. Susan Tomasky- Secretary of the Corp.

Mr. E.R. Brooks
Dr. Donald M. Carlton - Chairman of the AEP Audit Committee
Mr. John P. DesBarres
Mr. William R. Howell
Mr. Robert W. Fri
Dr. Lester A. Hudson, Jr.
Mr. Leonard J. Kujawa
Dr. Richard L. Sandor
Mr. Thomas V. Shockley, III
Mr. Donald G. Smith
Ms. Linda Gillespie Stuntz
Dr. Kathryn D. Sullivan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Electric Power Company, Inc.
Incoming letter dated December 16, 2003

The proposal seeks to limit each director of American Electric Power, other than the chief executive officer and the president, to a maximum of eight terms.

We are unable to concur in your view that AEP may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the phrase that begins "demonstrably poor oversight …" and ends "… since about late 1997" as the proponent's opinion; and

- delete the statements that begin "Listed below are some …" and end "… knowledge of AEP's performance."

Accordingly, unless the proponent provides AEP with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AEP omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor